EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Corporation Falconbridge Limited ("Falconbridge") Ste. 200 - 181 Bay Street, P.O. Box 755, BCE Place Toronto, ON M5J 2T3
2.	Date of Material Change May 13, 2006
3.
News Release
A press release with respect to the material change referred to in this report was issued by Falconbridge Limited ("Falconbridge") on May 13, 2006 through the facilities of Canada Newswire and CCN Matthews and filed on the System for Electronic Document Analysis and Retrieval (SEDAR).
4.
Summary of Material Change
On May 13, 2006, Falconbridge and Inco Limited ("Inco") entered into a fourth amending agreement (the "Amending Agreement") for the purpose of further amending the support agreement (as amended, the "Support Agreement") originally entered into by Inco and Falconbridge on October 10, 2005, as subsequently amended on January 12, 2006, February 20, 2006 and March 21, 2006, respectively. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge common shares ("Falconbridge Shares") to Cdn.$51.17 per Falconbridge Share pursuant to Inco's offer (the "Offer") to acquire all of the issued and outstanding Falconbridge Shares. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge Share held or 0.6927 of a common share of Inco (an "Inco Share") plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Offer.
5.
Full Description of Material Change
On May 13, 2006, Falconbridge and Inco entered into the Amending Agreement for the purpose of amending the Support Agreement. Under the terms of the Amending Agreement, Inco has agreed to increase the cash consideration offered to holders of Falconbridge Shares to Cdn.$51.17 per Falconbridge Share pursuant to the Offer. As a result, Falconbridge shareholders will be entitled to elect to receive either Cdn.$51.17 in cash per Falconbridge Share held or 0.6927 of a Inco Share plus Cdn.$0.05 in cash for each Falconbridge Share held, subject in each case to proration based upon the maximum amount of cash available and the maximum number of Inco Shares issuable, under the Offer. The maximum amount of cash consideration available under the Offer will be Cdn.$4,786,678,875 and the maximum number of Inco Shares available under the Offer will be 200,657,578. Assuming full proration of these maximum amounts, Falconbridge shareholders would be entitled to receive Cdn.$12.50 in cash and 0.524 of an Inco Share for each Falconbridge Share tendered to the Offer, subject to adjustment for fractional shares. Falconbridge and Inco also agreed to a corresponding adjustment to the number of Inco Shares to be received by holders of Falconbridge options following the completion of the take-over bid.

In consideration of Inco increasing the cash consideration under the Offer, Falconbridge has agreed to increase the amounts of the termination, enhanced expense and expense payments that may be payable to Inco in specified circumstances to U.S.$450 million, U.S.$150 million and U.S.$40 million, respectively.
The foregoing description of the Amending Agreement does not purport to be complete and is qualified in its entirety by reference to the Amending Agreement and the Support Agreement.
6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
7.	Omitted Information Not applicable.
8.	Executive Officer Stephen Young Ste. 200 - 181 Bay Street BCE Place Toronto, ON M5J 2T3 Fax: (416) 982-7490
9.	Date of Report May 15, 2006